Exhibit 12.1
1/31/2011
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010

	Year ended December 31,
	2006	2007	2008	2009	2010
	--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$124,582	$135,082	$158,651	$170,461	$199,228
Interest expense, net of amounts capitalized	44,134	44,680	43,098	38,358	51,897
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0
AFUDC - Debt funds	160	1,048	3,973	9,489	2,875
Earnings as defined	$168,876	$180,810	$205,722	$218,308	$254,000

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$28,863	$36,351	$41,174	$42,166	$49,298
Interest on affiliated loans	6,887	4,510	739	80	108
Interest on interim obligations	3,713	169	513	701	37
Amort of debt disc, premium and expense, net	2,894	2,837	2,755	2,890	2,918
Other interest charges	1,937	1,861	1,890	2,010	2,411
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0
Fixed charges as defined	$44,294	$45,728	$47,071	$47,847	$54,772

RATIO OF EARNINGS TO FIXED CHARGES	3.81	3.95	4.37	4.56	4.64